Exhibit 12.2
Evergreen Solar, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Accretion and Dividends

				For the Three Months Ended
	For the Fiscal Year Ended December 31,			March 31,	March 29,
	2005	2006	2007	2007	2008
	(Dollars in thousands, expect per share data)

Loss from operations before minority interest	$(18,511)	$(28,013)	$(18,772)	$(6,195)	$(975)
Fixed charges:
Interest portion of operating lease(A)	223	340	383	91	112
Debt interest	2,526	6,434	4,395	1,095	1,110

Total fixed charges	2,749	6,774	4,778	1,186	1,222

Loss from operations before minority interest plus fixed charges	(15,762)	(21,589)	(14,977)	(5,195)	(547)

Total fixed charges
Accretion on dividends and preferred stock	—	—	—	—	—
Total fixed charges and preferred accretion and dividends	2,749	6,774	4,778	1,186	1,222
Ratio of earnings to fixed charges and accretion and dividends on preferred stock	(B )	(B )	(B )	(B )	(B )

Supplemental information:
Additional earnings required to achieve 1:1 ratio of earnings to fixed charges and preferred accretion and dividends	18,511	28,363	19,755	6,381	1,769

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Earnings are inadequate to cover fixed charges and preferred accretion and dividends; additional earnings required are presented in supplemental information in above table